Filed by General Geophysics Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427
On October 26th, Compagnie Générale de Géophysique (General Geophysics Company) and Veritas DGC Inc. spread a press release to announce the early termination of Hart-Scott-Rodino waiting period.
COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : 0000120164 — NYSE : GGY)

COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN: 0000120164 — NYSE: GGY)
Paris, October 26th 2006
COMPAGNIE GENERALE DE GEOPHYSIQUE ANNOUNCES EARLY TERMINATION OF
HART-SCOTT-RODINO WAITING PERIOD
Compagnie Générale de Géophysique (“CGG”, ISIN: 0000120164 — NYSE: GGY) announced today that the Department of Justice and the Federal Trade Commission have granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the previously announced merger agreement whereby Compagnie Générale de Géophysique will acquire Veritas.
On September 5, 2006, Veritas and CGG announced that they entered into a definitive agreement for the merger. The termination of the Hart-Scott-Rodino waiting period satisfies one of the merger conditions. Completion of the merger remains subject to receipt of shareholders and regulatory approvals, as well as the satisfaction of other customary closing conditions.
About CGG:
CGG (www.cgg.com) is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and reservoir services to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.
CGG is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (under the form of American Depositary Shares, NYSE: GGY).
About Veritas: Veritas DGC, Inc. (www.veritasdgc.com), headquartered in Houston, Texas, is a leading provider of integrated geophysical information and services to the petroleum industry worldwide. Veritas is listed on New York Stock Exchange under the ticker code VTS.
Contact Investor Relations CGG:
Christophe BARNINI (33) 1 64 47 38 10 /38 11
Email : invrel@cgg.com          Internet : www.cgg.com
Contact Press CGG in New York:
Nina Devlin +1 212 333 3810
Brunswick Group
CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS
This document contains or incorporates by reference statements regarding the proposed transaction between Veritas and CGG, and may contain or incorporate by reference statements regarding the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about CGG’s management’s future expectations, beliefs, goals, plans or prospects that are based on current expectations and estimates about Veritas and CGG and the combined group, as well as Veritas’ and CGG’s and the combined group’s future performance and the industries in which Veritas and CGG operate and the combined group will operate, in addition to managements’ assumptions. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act, which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; the failure of CGG shareholders to approve the issuance of CGG common shares for the merger or the failure of Veritas shareholders to adopt the merger agreement; difficulties and delays in obtaining regulatory approvals for the proposed transaction; the risks that synergies and cost savings from the merger may not be fully realized or take longer to realize than expected; potential difficulties in meeting conditions set forth in the merger agreement; changes in international economic and political conditions, and in particular in oil and gas prices; our ability to reduce costs; our ability to finance the cash portion of the merger consideration and our operations on acceptable terms; the timely development and acceptance of our new products and services; the effects of competition; political, legal and other developments in foreign countries; the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates; the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize; our ability to integrate successfully the businesses or assets we acquire; our ability to sell our seismic data library; and our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations.

Additional factors that may affect future results are contained in CGG’s and Veritas’ filings with the U.S. Securities and Exchange Commission (the “SEC”) and similar filings by Veritas with Canadian securities regulators. Except to the extent required under applicable laws and the rules and regulations of applicable securities regulators (including the SEC), neither CGG nor Veritas is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, developments, changes in assumptions or otherwise.